FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Mar 11, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Mar 11, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 659 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. (55 11) 3649-3130 Fax (55 11) 3649-1785 www.sadia.com

São Paulo, February 25, 2005

NOTICE TO THE MARKET

Sadia to invest R$ 60 million in the construction of a margarine plant in Uberlândia, Minas Gerais

Sadia announces that the city of Uberlândia has been chosen as the site of its second margarine and vegetable shortening plant -- the first of its kind in the state of Minas Gerais. The margarine plant represents an additional capital expenditure of R$ 60 million, on top of the R$ 185.3 million in investments announced last year for the municipality.

Construction of the plant will begin immediately, in March 2005, with the commencement of operations planned for the second half of 2006. In the first phase of operations, the plant will generate 200 jobs. Furthermore, Sadia is forecasting a significant increase in demand for soy oil, which will benefit producers and crushers in the state of Minas Gerais.

Sadia made its debut in the margarine market in November 1991, with the inauguration of its first plant, located in the municipality of Paranaguá, on the coast of the state of Paraná. At the time, investments in the plant totaled US$ 17 million.

Sadia is the largest Brazilian producer of margarine and vegetable shortening. According to A.C. Nielsen, the Company’s Qualy brand currently leads the market in terms of sales volume and revenues. Sadia produces the following margarines and vegetable shortenings: Qualy, Qualy Fibra, Qualy Oliva, Qualy Light, Creme Vegetal Deline, Sadia Vita and Bom Sabor.

Luiz Gonzaga Murat Júnior Investor Relations Director SADIA S.A.